April 3, 2025

E. Scott Crist
Chief Executive Officer
Texas Ventures Acquisition III Corp
5090 Richmond Ave
Suite 319
Houston, TX 77056

        Re: Texas Ventures Acquisition III Corp
            Amendment No. 2 to Registration Statement on Form S-1
            Filed April 2, 2025
            File No. 333-284793
Dear E. Scott Crist:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1
Part II. Information not Required in Prospectus
Item16. Exhibits and Financial Statement Schedules, page II-2

1. Please request your auditor to revise its consent in Exhibit 23.1 to reflect the report date of April 1, 2025 as reflected in their report on page F-2.
2. Please request Cayman counsel to revise its opinion in Exhibit 5.2 to remove inappropriate assumptions. In this regard, for example, we note paragraphs 9, 11, and
        20 of Schedule 2. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.
 April 3, 2025
Page 2

       Please contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Lijia Sanchez, Esq.